SEMI–ANNUAL REPORT (unaudited)

March 31, 2005

Mosaic
Tax-Free Trust

Mosaic Arizona Tax-Free Fund
Mosaic Missouri Tax-Free Fund
Mosaic Virginia Tax-Free Fund
Mosaic Tax-Free National Fund



www.mosaicfunds.com

Contents

Letter to Shareholders



Michael J. Peters

The semi-annual period ended March 31, 2005 was not a strong one for the funds in Mosaic Tax-Free Trust. Six-month total returns were: -0.75% for Tax-Free National; -0.47% for Tax-Free Arizona; -0.13% for Tax-Free Missouri; and -0.01% for Tax-Free Virginia. Over the same period, the Lipper General Municipal Debt Index was up 1.32%. A large part of the relative performance story was the variance in returns by maturity. The intermediate range of municipal bonds had the unusual result of underperforming both short-term and long-term municipal bonds. This can be seen in the results of the Lipper Intermediate Municipal Fund Index, which was down -0.03% for the period, while the Lipper Short-Intermediate Municipal Debt Index was up 0.11%. Although historically the portfolios in Tax-Free Trust approach or meet the definition of long-term bonds, current holdings place the funds squarely in the intermediate category. This positioning is designed to help the funds' relative performance should rates rise—a scenario we believe is still likely. Another factor was the outperformance of lower-grade municipals while we have always emphasized high-quality bonds.

On the positive side, high-quality municipal bonds continue to show their benefits for investors who seek relative safety and regular income. At the end of this six-month period, the funds in Tax-Free Trust had five-year annualized returns ranging from 5.05% to 5.58%, a period in which the stock market, as measured by the S&P 500, lost an annualized -3.16%. Yields have also generally moved up over the six months, as indicated below in the fund-by-fund summaries.

Economic Overview

As we entered this semi-annual period, in the fall of 2004, the economy was well past the recession of 2001 and 2002, and deep enough into recovery to produce doubts about its continued sustainability. This was reflected in stock market returns, which were robust in 2003 and solid in 2004, but shaky in early 2005. And it's true that the expansion was running into headwinds, particularly the steady ramp-up in Fed rates, mixed economic news, and growing indications of inflation—most prominently displayed in soaring energy prices.

On the other hand, consumer spending seemed to be a reliable strength, and the housing market was a bright spot throughout the period. Housing activity was fueled by low mortgage rates, which seemed, uncharacteristically, unfazed by the Federal Reserve's unrelenting rate increases. In fact, longer-term bonds were amazingly resilient, as foreign buyers stepped up and poured record amounts of capital into both government and corporate issuances.

Outlook

The tension in the bond market between inflationary pressures and Fed rate increases and the lack of movement in longer-term rates is a factor in the municipal bond market, where total returns can be hurt should rates spike upward. While the path of longer-term rates is subject to speculation, the direction of short-term rates seems more predictable, with the Fed likely to persist in its path to neutral monetary policy, with an endpoint in the 3% to 4% range. More aggressive rate increases could unfold if the labor markets heat up, or if inflation pressures flare in the first half of 2005. Intermediate and long-term bonds have not yet seen the kind of rate increases that we've seen in shorter-term bonds. Holders of municipal bonds will likely see higher yields over the upcoming year, as municipal issuance seeks to remain competitive with other bond classes.

ARIZONA FUND

Arizona continues to enjoy a strong, well-diversified service and tourism based economy. The State does not have a credit rating because it does not issue general obligation bonds. The Fund had a total return of -0.47% for the semi-annual period and the 30-day SEC yield was 2.34% as of March 31, 2005. The duration of the portfolio was 5.09 years while the average credit quality remained at AA. Arizona ranked 15th in the country in terms of issuance on a year-to-date basis.

MISSOURI FUND

Missouri has a broad-based and diversified economy that is service-sector oriented. The State's general obligation bonds are rated AAA. The Fund had a total return of -0.13% for the semi-annual period and the 30-day SEC yield was 2.39% as of March 31, 2005. The duration of the portfolio was 5.80 years while the average credit quality was maintained at AA. Missouri ranked 25th in the country in terms of issuance on a year-to-date basis.

VIRGINIA FUND

The Commonwealth of Virginia maintains an AAA general obligation bond rating based on a well-diversified economy that emphasizes services and government. The Fund had a total return of -0.01% for the semi-annual period and the 30-day SEC yield was 2.58% as of March 31, 2005. The duration of the portfolio was 6.24 years while the average credit quality was maintained at AA. Virginia ranked 17th in the country in terms of issuance on a year-to-date basis.

NATIONAL FUND

The National Fund had a total return of -0.75% for the semi-annual period and the 30-day SEC yield was 2.42% as of March 31, 2005. The duration of the portfolio was 6.33 years while 78.2% of the portfolio held Moody's top Aaa rating. The United States and its territories have issued $96.6 billion in muni bonds year-to-date through the end of March which represents a 10.9% increase in volume over the same period last year.

We appreciate your confidence in Mosaic Funds and reaffirm our commitment to provide you with competitive returns to meet your investment objectives.

Sincerely,

Michael J. Peters

Michael J. Peters, CFA
Vice President

Arizona Fund • Portfolio of Investments (unaudited)

CREDIT RATING*			PRINCIPAL AMOUNT	MARKET VALUE
MOODY'S	S&P			
		LONG TERM MUNICIPAL BONDS: 98.7% of net assets		
		EDUCATION: 28.2%		
Aa3	AA	Maricopa County Unified School District #210 (Phoenix), 5.375%, 7/1/13	$250,000	$260,815
Aaa	AAA	Maricopa County Unified School District #41 (Gilbert), 5.8%, 7/1/14	250,000	288,003
Baa2	nr	Maricopa County, Unified School District #090 Saddle Mountain, 5%, 7/1/14	75,000	76,547
Aaa	AAA	Mohave County Elementary School District #16 (Mohave Valley) (MBIA Insured), 5.375%, 7/1/13	100,000	105,479
Aaa#	AAA	Mohave County Elementary School District #1 (Lake Havasu) (FGIC Insured), 5.9%, 7/1/15	150,000	157,442
Aaa	AAA	Pima County Unified School District #10 (Amphitheater), (FGIC Insured), 5.1%, 7/1/11	190,000	204,273
Aaa	AAA	Pima County, Arizona School District, (MBIA Insured), 5%, 7/1/09	125,000	129,840
Aaa	AAA	University of Arizona, (AMBAC Insured) 5%, 6/1/17	125,000	131,830
Aaa	AAA	University of Arizona Board of Regents, (FGIC Insured) 5.8%, 6/1/24	275,000	305,058
		GENERAL OBLIGATION: 11.1%		
Baa1	A-	Puerto Rico Commonwealth, 6.5%, 7/1/14	320,000	380,445
Aa3	AA	Tucson Recreational Facility Improvements, 5.25%, 7/1/19	250,000	269,740
		HOSPITAL: 7.3%		
Aaa#	AAA	Arizona Health Facilities Authority, Hospital Revenue (Phoenix Baptist Hospital) (MBIA Insured), 6.25%, 9/1/11	155,000	162,962
Aaa	AAA	Pima County Industrial Development Authority Revenue (Refunding Bonds), 5.625%, 4/1/14	250,000	266,285
		HOUSING: 0.9%		
Aaa	nr	Maricopa County Industrial Development Authority, Single Family Mortgage Revenue, 4.3%, 12/1/06	50,000	50,220
		INDUSTRIAL DEVELOPMENT: 1.8%		
Aaa	AAA	Phoenix Civic Improvement Corp. Excise Tax, 4.5%, 7/1/08	100,000	104,404

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		LEASING AND OTHER FACILITIES: 25%		
Aaa	AAA	Arizona Board of Regents Certificate Participation, (AMBAC Insured), 5.5%, 6/1/13	$320,000	$352,173
Baa1	nr	Arizona Tourism & Sports Authority Tax Revenue Bond, 5%, 7/1/16	100,000	100,731
A1	A+	Greater Arizona Development Authority Infrastructure Revenue Bond, 4.85%, 8/1/20	300,000	305,949
Aaa	nr	Maricopa County Public Corp. Lease Revenue Bond, (AMBAC Insured), 5.5%, 7/1/10	280,000	307,560
Aaa	nr	Maricopa County Stadium Revenue Bond, (AMBAC Insured), 5.25%, 6/1/12	250,000	274,647
Aaa	AAA	Rio Nuevo Multipurpose Facilities, Certificate Participation, (FGIC Insured), 4.5%, 7/1/08	125,000	130,309
		TRANSPORTATION: 15.2%		
Aa3	AA-	Arizona Transportation Board, Grant Antic, 5%, 7/1/13	135,000	146,260
Aaa	AAA	Flagstaff Street and Highway User Revenue, Junior Lien (FGIC Insured), 5.9%, 7/1/10	500,000	560,005
Aaa	AAA	Mesa Street and Highway Revenue Bond, (FSA Insured), 4%, 7/1/14	130,000	131,379
Aaa	AAA	Phoenix Street and Highway User Revenue Bond (FGIC Insured), 5.25%, 7/1/10	50,000	54,452
		WATER AND SEWER: 9.2%		
nr	AA	Buckeye Water and Sewer Improvements, 5.45%, 1/1/10	235,000	253,029
Aaa	AAA	Mesa Recreational, Water and Sewer Improvements (FGIC Insured), 6.5%, 7/1/10	250,000	287,147
		TOTAL INVESTMENTS (Cost $5,492,803)		$5,796,984
		CASH AND RECEIVABLES LESS LIABILITIES: 1.3% of net assets		78,474
		NET ASSETS: 100%		$5,875,458

The Notes to Financial Statements are an integral part of these statements.

Missouri Fund • Portfolio of Investments (unaudited)

CREDIT RATING*			PRINCIPAL AMOUNT	MARKET VALUE
MOODY'S	S&P			
		LONG TERM MUNICIPAL BONDS: 94.4% of net assets		
		EDUCATION: 29.7%		
Aaa	AAA	Jackson County School District #7, Lees Summit, (FSA Insured), 5.25%, 3/1/14	$300,000	$327,525
Aa2	nr	Jefferson County School District, 6.7%, 3/1/11	200,000	224,414
Aaa	AAA	Mehlville School District R-9, Certificate Participation, (FSA Insured), 5%, 9/1/19	300,000	315,519
nr	AA+	Normandy School District General Obligation, 5.4%, 3/1/18	325,000	345,234
Aa1	AA+	North Kansas City School District, 4.25%, 3/1/16	300,000	305,031
Aa1	AA+	Platte County School District Park Hill, 5.5%, 3/1/14	300,000	314,064
nr	AA+	Polk County School District R-1 Bolivar, 5%, 3/1/21	110,000	117,151
Aaa	AAA	St. Louis Board of Education, 5.5%, 4/1/10	275,000	301,823
Aaa	AAA	St. Louis County Pattonville R-3 School District (FGIC Insured), 5.75%, 3/1/16	200,000	223,432
		GENERAL OBLIGATION: 13.4%		
Aa2	nr	Lees Summit, 4.7%, 4/1/21	325,000	332,384
Aaa	AAA	Missouri State (Fourth State Building), 5.75%, 8/1/19	200,000	208,128
Baa1	A-	Puerto Rico Commonwealth Public Improvement, 6.5%, 7/1/14	480,000	570,667
		HOSPITAL: 3.7%		
Aa2	AA+	Missouri State Certificate Participation, Rehabilitation Center, 6%, 11/1/15	115,000	117,369
Aaa	AAA	Missouri State Health & Educational Facilities Revenue, (MBIA Insured) 6.4%, 6/1/10	165,000	187,300
		HOUSING: 8.7%		
Aa3	AA	Puerto Rico Housing Finance Authority, 4.5%, 12/1/09	150,000	157,306
nr	AAA#	St. Louis County Mortgage Revenue (AMT), 5.65%, 2/1/20	500,000	565,155
		LEASING AND OTHER FACILITIES: 29.2%		
A1	nr	Greene County Certificate Participation, 5.25%, 7/1/11	300,000	323,424
Aa3	nr	Jackson County Missouri, Public Building Corp. Leasehold Revenue, 5.1%, 11/1/12	200,000	214,232
Aaa	AAA	Missouri Development Financial Board Cultural Facilities Revenue Bond, (MBIA Insured), 5.25%, 1/1/17	350,000	377,871
Baa1	BBB+	Missouri Development Financial Board Infrastructure Facilities Revenue Bond, 4.3%, 12/1/12	225,000	221,528
Aa1	AA+	Missouri State Board Public Buildings, 4.0%, 12/1/10	75,000	77,295

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		LEASING AND OTHER FACILITIES: (continued)		
Aaa	AAA	Springfield Public Building Corp. Leasehold Revenue Bond, 5.8%, 6/1/13	$275,000	$304,585
Aa3	nr	Springfield Public Building Corp. Leasehold Revenue Bond, 4.7%, 5/1/12	175,000	183,078
Aaa	nr	St Louis Municipal Finance Corporation, Leasehold Revenue Bond (AMBAC Insured), 5.75%, 2/15/17	300,000	331,602
Aaa	AAA	St Louis Parking Facilities Revenue (MBIA Insured), 5.375%, 12/15/21	375,000	397,365
		POLLUTION CONTROL REVENUE: 3%		
A1	A+	St Louis Industrial Development Authority Pollution Control Revenue, 6.65%, 5/1/16	200,000	246,222
		TRANSPORTATION: 5.0%		
Aa2	AA	Missouri State Highway & Transportation, Street & Road Revenue, 5.25%, 2/1/20	250,000	267,953
nr	AA-	Platte County Industrial Development Authority, Zona Rosa Retail Project, 3.75%, 12/1/13	150,000	144,999
		WATER AND SEWER: 1.7%		
Aaa	nr	Jefferson County Public Water Supply District Number C-1 (AMBAC Insured), 5.25%, 12/1/16	130,000	142,323
		TOTAL INVESTMENTS (Cost $7,365,499)		$7,844,979
		CASH AND RECEIVABLES LESS LIABILITIES: 5.6% of net assets		468,198
		NET ASSETS: 100%		$8,313,177

The Notes to Financial Statements are an integral part of these statements.

Virginia Fund • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	MARKET VALUE
		LONG TERM MUNICIPAL BONDS: 96.9% of net assets		
		EDUCATION: 10.9%		
A2	nr	Loudoun County Industrial Development Authority, University Facilities Revenue (George Washington University), 6.25%, 5/15/22	$500,000	$502,555
nr	A	Roanoke County Industrial Development Authority, (Hollins College), 5.25%, 3/15/23	900,000	943,353
Aa2	AA	Virginia College Building Authority, Educational Facilities Revenue (Washington And Lee University), 5.75%, 1/1/14	20,000	20,276
Aa1	AA+	Virginia College Building Authority, Educational Facilities Revenue (Washington And Lee University), 5.75%, 8/1/16	200,000	210,702
Aaa	AAA	Virginia Polytechnic Institute & State University Revenue, 5%, 6/1/14	775,000	847,563
A1	AA-	Virginia State Universities, University Revenue (Virginia Commonwealth University), 5.75%, 5/1/15	500,000	511,280
		GENERAL OBLIGATION: 26.8%		
Aaa	AAA	Alexandria, 5%, 1/1/16	200,000	219,140
Aaa	AAA	Arlington County, 5%, 2/1/19	250,000	263,388
Aaa	AAA	Culpepper County, 6%, 1/15/21	500,000	563,940
Aaa	AAA	Leesburg, (AMBAC Insured), 5.6%, 6/1/15	500,000	512,650
Aaa#	AA+	Loudoun County, (Prerefunded 5/1/12 @ 100), 5.25%, 5/1/13	620,000	683,761
Aaa	AA+	Loudoun County, 5.25%, 5/1/13	130,000	142,858
Aaa	AA+	Loudoun County, 5%, 10/1/13	500,000	547,365
Aa3	AA	Lynchburg, 5.7%, 6/1/25	1,170,000	1,313,138
Aa2	AA	Newport News, 5%, 5/1/18	820,000	879,671
A1	nr	Prince George County, 4.5%, 8/1/12	400,000	417,992
Baa1	A-	Puerto Rico Commonwealth, 6.5%, 7/1/14	1,115,000	1,325,612
Aa1	AA+	Virginia Beach, 5%, 3/1/12	540,000	586,532
		HOSPITAL: 10.7%		
A2	nr	Arlington County Industrial Development Authority, Hospital Facilities Revenue Bond, 5.5%, 7/1/15	200,000	213,738
Aaa	AAA	Danville Industrial Development Authority, Hospital Revenue (Danville Regional Medical Center) (AMBAC Insured), 5%, 10/1/10	250,000	267,162
Aa2	AA+	Fairfax County Industrial Development Authority Revenue Bond, 6%, 8/15/26	500,000	533,625

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		HOSPITAL: (continued)		
Aaa	AAA	Hanover County Industrial Development Authority, Revenue Bon Secours Health System (MBIA Insured), 6%, 8/15/10	$640,000	$717,229
Aaa#	nr	Prince William County Industrial Development Authority, Hospital Revenue, (Prerefunded 10/1/05 @ 102), 6.85%, 10/1/25	85,000	88,528
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Carilion Health Systems) (MBIA Insured), 5.5%, 7/1/16	500,000	556,330
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Roanoke Memorial Hospitals) (MBIA Insured), 6.125%, 7/1/17	500,000	592,390
		HOUSING: 6.8%		
nr	AAA	Fairfax County Redevelopment & Housing Authority, Multi-Family Housing Revenue (Castel Lani Project) (FHA Insured), 5.5%, 4/1/28	425,000	435,787
Aa3	AA	Puerto Rico Housing Finance Authority, 4.5%, 12/1/09	150,000	157,307
nr	AAA	Suffolk Redevelopment & Housing Authority, Multi-Family Housing Revenue, 5.6%, 2/01/33	1,250,000	1,308,675
		INDUSTRIAL DEVELOPMENT: 3.9%		
Aaa	nr	Fairfax County Economic Development Authority (National Wildlife Assoc.), 5.25%, 9/1/19	1,000,000	1,073,060
		LEASING AND OTHER FACILITIES: 9.7%		
Aa1	AA+	Arlington County Industrial Development Authority Lease Revenue, 5%, 8/1/14	500,000	544,245
Aaa	AAA	Portsmouth Industrial Development Authority Revenue, Hotel Conference Center & Parking, 5.125%, 4/1/17	1,000,000	1,056,070
Aaa	nr	Richmond Industrial Development Authority Government Facilities, 5%, 7/15/13	1,000,000	1,089,680
		MUNICIPAL OTHER: 13.4%		
Aaa	AAA	Riverside Regional Jail Authority Revenue, 5%, 7/1/16	500,000	538,380
Aaa	AAA	Southeastern Public Service Authority Revenue, 5%, 7/1/15	1,000,000	1,093,840
Aaa	AAA	Southwest Regional Jail Authority Revenue, (MBIA Insured), 4.5% 9/1/10	1,000,000	1,050,840
Aa1	AA+	Virginia State Public Building Authority, Public Facilities Revenue, 5%, 8/01/18	1,000,000	1,047,890

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		TRANSPORTATION: 4.4%		
Aaa	AAA	Richmond Metropolitan Authority Expressway Revenue, (FGIC Insured), 5.25%, 7/15/12	$350,000	$386,432
Aa2	AA	Virginia State Resources Authority Infrastructure Revenue, 4.75%, 5/1/17	800,000	831,624
		WATER & WASTE: 10.3%		
Aaa	AAA	Frederick Regional Sewer System Revenue, (AMBAC), 5%, 10/1/15	570,000	624,577
Aaa	AAA	Henry County Water & Sewer Revenue, (FSA Insured), 5.25% 11/15/16	700,000	777,721
Aaa	AAA	Stafford County Water & Sewer Revenue, (FSA Insured), 4.5%, 6/1/11	335,000	354,343
Aaa	AAA	Upper Occoquan Sewer, Regional Sewer Revenue, (MBIA Insured), 5.15%, 7/1/20	1,000,000	1,108,450
		TOTAL INVESTMENTS (Cost $25,879,375)		$26,939,699
		CASH AND RECEIVABLES LESS LIABILITIES: 3.1% of net assets		862,564
		NET ASSETS: 100%		$27,802,263

The Notes to Financial Statements are an integral part of these statements.

National Fund • Portfolio of Investments (unaudited)

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	MARKET VALUE
		LONG TERM MUNICIPAL BONDS: 96.8% of net assets		
		ARIZONA: 8.8%		
Aa3	AA-	Arizona Transportation Board, Grant Antic, 5%, 7/1/13	$100,000	$108,341
Aaa	AAA	Maricopa County Unified School District #48 Scottsdale, (FSA), 5%, 7/1/15	500,000	544,710
Aaa	AAA	Rio Nuevo Multipurpose Facilities, Certificate Participation, (FGIC Insured), 4.5%, 7/1/08	1,100,000	1,146,717
Aa3#	AA	Tucson Recreational, (Prerefunded 7/1/09 @ 100), 5.25%. 7/1/18	100,000	107,896
		COLORADO: 5%		
Aaa	nr	El Paso County School District #020, 5%, 12/15/16	1,005,000	1,081,702
		FLORIDA: 10.9%		
Aaa	nr	First Florida Government Community Revenue Bond, (AMBAC Insured), 5.5%, 7/1/16	1,000,000	1,131,750
Aaa	AAA	Palm Beach County Solid Waste Authority Revenue Bond, (AMBAC Insured), 6%, 10/1/10	1,100,000	1,234,497
		ILLINOIS: 10.6%		
Aaa	nr	Grundy County School District #054, General Obligation, (AMBAC Insured), 8.35%, 12/1/07	720,000	815,206
Aaa	AAA	Regional Illinois Transportation Authority, Transit Revenue (AMBAC Insured), 7.2%, 11/1/20	300,000	381,624
Aaa	AAA	University of Illinois Certificates, Utility Infrastructure Projects (MBIA Insured), 5.75%, 8/15/09	1,000,000	1,100,850
		KANSAS: 2.6%		
Aa2	AA+	Kansas State Department of Transportation, Hwy Revenue, 6.125%, 9/1/09	500,000	559,850
		MARYLAND: 1.6%		
Aa1	AA+	Anne Arundel County, Solid Waste Projects (AMT), 5.5%, 9/1/16	100,000	104,019
Aa2	AA	Frederick County, 5.1%, 12/1/17	75,000	80,167
Aaa	AAA	Maryland State, 5%, 7/15/11	50,000	54,026
Aaa#	AAA	Maryland State Transportation Authority Transportation Facilities Project Revenue, 6.8%, 7/1/16	95,000	111,410

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		MASSACHUSETTS: 5.6%		
Aa2	AA	Massachusetts Bay Transportation Authority, Transit Revenue, 7%, 3/1/14	$1,000,000	$1,208,670
		MICHIGAN: 2.1%		
Aaa	AAA	Redford United School District, (AMBAC Insured), 5%, 5/1/22	410,000	446,527
		MINNESOTA: 0.4%		
Aa1	AA+	Minnesota State Housing Finance Agency, Housing Revenue (Single-Family Mortgage) (AMT), 6.25%, 7/1/26	95,000	96,875
		MISSISSIPPI: 5.9%		
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 7.75%, 2/1/14	500,000	639,045
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 8.5%, 2/1/13	500,000	654,525
		MISSOURI: 4.9%		
Aa1	AA+	Missouri State Health & Educational Facilities Authority Revenue Bond, 5%, 11/1/09	1,000,000	1,075,090
		NEW JERSEY: 9.8%		
Aaa	AAA	New Jersey State Transportation Transit Fund Authority, 5.5%, 12/15/17	1,000,000	1,126,840
Aaa#	AAA	New Jersey State Turnpike Authority Revenue, 6.5%, 1/1/16	850,000	1,008,559
		NORTH CAROLINA: 5.3%		
Aaa	AAA	Macon County, 5%, 6/1/13	500,000	546,115
Aa2	AA+	Raleigh, Certificate Participation, Leasing Revenue, 4.75%, 6/1/25	590,000	597,841
		NORTH DAKOTA: 2.5%		
Baa2	nr	Grand Forks Health Care Systems Revenue Bond, 7.125%, 8/15/24	500,000	543,885
		PENNSYLVANIA: 5.7%		
Aaa	AAA	Lehigh County General Obligation (Lehigh Valley Hospital) (MBIA Insured), 7%, 7/1/16	1,000,000	1,247,700

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		PUERTO RICO: 1.4%		
Baa1	A-	Puerto Rico Commonwealth, 6.5%, 7/1/14	$85,000	$101,056
Aa3	AA	Puerto Rico Housing Finance Authority, 4.5%, 12/1/09	200,000	209,742
		TEXAS: 7.1%		
Aaa	AAA	Lower Colorado River Authority, Utility Revenue, (AMBAC Insured), 6.0%, 1/1/17	305,000	360,422
Aaa	AAA	North Forest Independent School District, 6%, 8/15/11	1,050,000	1,191,445
		VIRGINIA: 5%		
Aaa	AAA	Hanover County Industrial Development Authority Hospital (Bon Secours Health Systems) (MBIA Insured), 6%, 8/15/10	500,000	560,335
Aaa	AAA	Riverside Regional Jail Authority Revenue, 5%, 7/1/16	500,000	538,380
		WASHINGTON: 1.6%		
Aaa	AAA	King County School District #415 Kent, (FSA Insured) 5.5%, 6/1/16	300,000	338,430
		TOTAL INVESTMENTS (Cost $ 19,988,812)		$21,054,247
		CASH AND RECEIVABLES LESS LIABILITIES: 3.2% of net assets		707,939
		NET ASSETS: 100%		$21,762,186

NOTES TO PORTFOLIOS OF INVESTMENTS:

#	Refunded or escrowed to maturity
AMBAC	American Municipal Bond Assurance Corporation
AMT	Subject to Alternative Minimum Tax
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FSA	Federal Security Assistance
MBIA	Municipal Bond Investors Assurance Corporation
MOODY'S	Moody's Investors Service, Inc.
nr	Not rated
S&P	Standard & Poor's Corporation
*	Credit ratings are unaudited

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities (unaudited)

	Arizona Fund	Missouri Fund	Virginia Fund	National Fund
ASSETS				
Investments, at value (Note 1)				
Investment securities*	$5,796,984	$7,844,979	$26,939,699	$21,054,247
Cash	8,995	383,627	520,463	442,315
Receivables				
Interest	78,480	94,566	354,751	278,105
Capital shares sold	--	--	--	300
Total assets	5,884,459	8,323,172	27,814,913	21,774,967
LIABILITIES				
Payables				
Dividends	5,167	7,371	5,896	5,043
Capital shares redeemed	1,210	--	3,000	3,984
Independent trustee and auditor fees	2,624	2,624	3,754	3,754
Total liabilities	9,001	9,995	12,650	12,781
NET ASSETS	$5,875,458	$8,313,177	$27,802,263	$21,762,186
Net assets consists of:				
Paid in capital	$5,558,832	$7,896,475	$26,763,982	$20,641,666
Accumulated net realized gains (losses)	12,445	(62,778)	(22,043)	55,085
Net unrealized appreciation on investments	304,181	479,480	1,060,324	1,065,435
Net assets	$5,875,458	$8,313,177	$27,802,263	$21,762,186
CAPITAL SHARES OUTSTANDING				
An unlimited number of capital shares, without par value, are authorized. (Note 7)	554,382	765,908	2,386,237	1,963,975
NET ASSET VALUE PER SHARE	$10.60	$10.85	$11.65	$11.08
* INVESTMENT SECURITIES, AT COST	$5,492,803	$7,365,499	$25,879,375	$19,988,812

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations (unaudited)

For the period ended March 31, 2005

	Arizona Fund	Missouri Fund	Virginia Fund	National Fund
INVESTMENT INCOME (Note 1)				
Interest income	$138,918	$186,574	$602,980	$487,356
EXPENSES (Notes 2 and 3)				
Investment advisory fees	19,076	25,996	87,741	69,713
Other expenses:				
Service agreement fees	11,751	16,014	50,539	44,616
Independent trustee and auditor fees	2,991	2,991	4,487	4,487
Total other expenses	14,742	19,005	55,026	49,103
Total expenses	33,818	45,001	142,767	118,816
NET INVESTMENT INCOME	105,100	141,573	460,213	368,540
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS				
Net realized gain (loss) on investments	12,445	--	(11,886)	95,533
Change in net unrealized appreciation (depreciation) of investments	(144,951)	(149,912)	(449,213)	(617,431)
NET GAIN (LOSS) ON INVESTMENTS	(132,506)	(149,912)	(461,099)	(521,898)
TOTAL DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ (27,406)	$ (8,339)	$ (886)	$(153,358)

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

For the periods indicated

	Arizona Fund		Missouri Fund	
	Six-Months Ended March 31, 2005*	Year Ended Sept. 30, 2004	Six-Months Ended March 31, 2005*	Year Ended Sept. 30, 2004
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 105,100	$ 224,135	$ 141,573	$ 274,300
Net realized gain on investments	12,445	26,223	--	8,275
Net unrealized depreciation on investments	(144,951)	(97,901)	(149,912)	(29,885)
Total increase (decrease) in net assets resulting from operations	(27,406)	152,457	(8,339)	252,690
DISTRIBUTION TO SHAREHOLDERS				
From net investment income.	(105,100)	(224,135)	(141,573)	(274,300)
From net capital gains.	(2,081)	--	--	--
Total distributions	(107,181)	(224,135)	(141,573)	(274,300)
CAPITAL SHARE TRANSACTIONS (Note 7). . . .	(303,109)	(220,245)	228,368	415,569
TOTAL INCREASE (DECREASE) IN NET ASSETS	(437,696)	(291,923)	78,456	393,959
NET ASSETS				
Beginning of Period	$6,313,154	$6,605,077	$8,234,721	$7,840,762
End of Period	$5,875,458	$6,313,154	$8,313,177	$8,234,721

*Unaudited

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets (concluded)

	Virginia Fund		National Fund	
	Six-Months Ended March 31, 2005*	Year Ended Sept. 30, 2004	Six-Months Ended March 31, 2005*	Year Ended Sept. 30, 2004
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 460,213	$ 974,849	$ 368,540	$ 763,094
Net realized gain (loss) on investments	(11,886)	179,191	95,533	120,103
Net unrealized depreciation on investments	(449,213)	(203,250)	(617,431)	(327,787)
Total increase (decrease) in net assets resulting from operations	(886)	950,790	(153,358)	555,410
DISTRIBUTION TO SHAREHOLDERS				
From net investment income.	(460,213)	(974,849)	(368,540)	(763,094)
From net capital gains	(179,348)	(332,133)	--	--
Total distributions	(639,561)	(1,306,982)	(368,540)	(763,094)
CAPITAL SHARE TRANSACTIONS (Note 7)	286,036	(1,168,003)	(241,509)	(755,845)
TOTAL DECREASE IN NET ASSETS.	(354,411)	(1,524,195)	(763,407)	(963,529)
NET ASSETS				
Beginning of Period.	$28,156,674	$29,680,869	$22,525,593	$23,489,122
End of Period.	$27,802,263	$28,156,674	$21,762,186	$22,525,593

*Unaudited

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

ARIZONA FUND

	Six-Months Ended March 31, 2005*	Year Ended September 30,			
		2004	2003	2002	2001
Net asset value, beginning of year	$10.84	$10.96	$11.00	$10.63	$10.06
Investment operations:					
Net investment income	0.19	0.37	0.38	0.39	0.42
Net realized and unrealized gain (loss) on investments	(0.24)	(0.12)	(0.04)	0.37	0.57
Total from investment operations	(0.05)	0.25	0.34	0.76	0.99
Less distributions from net investment income	(0.19)	(0.37)	(0.38)	(0.39)	(0.42)
Net asset value, end of year	$10.60	$10.84	$10.96	$11.00	$10.63
Total return (%)	(0.47)	2.38	3.17	7.37	10.01
Ratios and supplemental data					
Net assets, end of year (in thousands)	$5,875	$6,313	$6,605	$6,801	$6,883
Ratio of expenses to average net assets (%)[1]	1.11	1.11	1.11	1.11	1.10
Ratio of net investment income to average net assets (%)[1]	3.44	3.45	3.47	3.69	4.01
Portfolio turnover (%)	0	3	5	15	20

MISSOURI FUND

	Six-Months Ended March 31, 2005*	Year Ended September 30,			
		2004	2003	2002	2001
Net asset value, beginning of year	$11.05	$11.08	$11.24	$10.72	$10.17
Investment operations:					
Net investment income	0.19	0.38	0.40	0.41	0.43
Net realized and unrealized gain (loss) on investments	(0.20)	(0.03)	(0.16)	0.52	0.55
Total from investment operations	(0.01)	0.35	0.24	0.93	0.98
Less distributions from net investment income	(0.19)	(0.38)	(0.40)	(0.41)	(0.43)
Net asset value, end of year	$10.85	$11.05	$11.08	$11.24	$10.72
Total return (%)	(0.13)	3.23	2.24	8.96	9.79
Ratios and supplemental data					
Net assets, end of year (in thousands)	$8,313	$8,235	$7,841	$8,569	$7,943
Ratio of expenses to average net assets (%)[1]	1.08	1.08	1.09	1.08	1.08
Ratio of net investment income to average net assets (%)[1]	3.39	3.45	3.63	3.85	4.06
Portfolio turnover (%)	0	2	17	21	16

*Unaudited
[1]Annualized

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (concluded)

Selected data for a share outstanding for the periods indicated.

VIRGINIA FUND

	Six-Months Ended March 31, 2005*	Year Ended September 30,			
		2004	2003	2002	2001
Net asset value, beginning of year	$11.92	$12.06	$12.16	$11.70	$11.14
Investment operations:					
Net investment income	0.19	0.41	0.45	0.48	0.49
Net realized and unrealized gain (loss) on investments	(0.19)	--	(0.05)	0.46	0.56
Total from investment operations	--	0.41	0.40	0.94	1.05
Less distribution from:					
net investment income	(0.19)	(0.41)	(0.45)	(0.48)	(0.49)
net capital gains	(0.08)	(0.14)	(0.05)	--	--
Total distributions	(0.27)	(0.55)	(0.50)	(0.48)	(0.49)
Net asset value, end of year	$11.65	$11.92	$12.06	$12.16	$11.70
Total return (%)	(0.01)	3.46	3.35	8.22	9.62
Ratios and supplemental data					
Net assets, end of year (in thousands)	$27,802	$28,157	$29,681	$30,080	$29,747
Ratio of expenses to average net assets (%)[1]	1.01	1.02	1.01	1.01	1.01
Ratio of net investment income to average net assets (%)[1]	3..27	3.41	3.72	4.05	4.26
Portfolio turnover (%)	5	16	31	27	38

NATIONAL FUND

	Six-Months Ended March 31, 2005*	Year Ended September 30,			
		2004	2003	2002	2001
Net asset value, beginning of year	$11.35	$11.45	$11.53	$10.97	$10.43
Investment operations:					
Net investment income	0.19	0.38	0.38	0.41	0.49
Net realized and unrealized gain (loss) on investments	(0.27)	(0.27)	(0.10)	(0.08)	0.56
Total from investment operations	(0.08)	0.28	0.30	0.97	1.03
Less distribution from net investment income	(0.19)	(0.38)	(0.38)	(0.41)	(0.49)
Net asset value, end of year	$11.08	$11.35	$11.45	$11.53	$10.97
Total return (%)	(0.75)	2.47	2.72	9.08	10.03
Ratios and supplemental data					
Net assets, end of year (in thousands)	$21,762	$22,526	$23,489	$24,274	$24,417
Ratio of expenses to average net assets (%)[1]	1.06	1.07	1.07	1.07	1.06
Ratio of net investment income to average net assets (%)[1]	3.30	3.31	3.37	3.70	4.48
Portfolio turnover (%)	6	28	21	56	53

*Unaudited
[1] Annualized

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements (unaudited)

1. Summary of Significant Accounting Policies.

Mosaic Tax-Free Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains four separate funds (described in the following sentences and defined as the "Funds") which invest principally in securities exempt from federal income taxes, commonly known as "municipal" securities. The Arizona, Missouri and Virginia Funds (the "State Funds") invest solely in securities exempt from both federal and state income taxes in their respective states. The National Fund invests in securities exempt from federal taxes. The National Fund and the State Funds invest in intermediate and long-term securities. Because the Trust is 100% no-load, the shares of each fund are offered and redeemed at the net asset value per share.

Securities Valuation: The State and National Funds value securities having maturities of 60 days or less at amortized cost, which approximates market value. Securities having longer maturities, for which market quotations are readily available are valued at the mean between their bid and ask prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures approved by the Board of Trustees.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income and Gains: Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders monthly. Capital gain distributions, if any, are declared and paid annually at calendar year-end. Additional distributions may be made if necessary. Distributions paid during the years ended September 30, 2004 and 2003 were identical for book purposes and tax purposes.

The tax character of distributions paid for the years ended September 30, 2004 and 2003 for the Virginia Fund was $0 short-term and $332,133 long-term and $2,174 short-term and $115,058 long-term, respectively. The Arizona, Missouri and National Funds distributed no taxable short-term or long-term capital gains as of the years ended September 30, 2004 and 2003.

As of March 31, 2005 the components of distributable earnings on a tax basis were as follows:

Arizona Fund:

Accumulated net realized gains	$ 12,445
Net unrealized appreciation on investments	304,181
	$ 316,626

Missouri Fund:

Accumulated net realized losses	$ (62,778)
Net unrealized appreciation on investments	479,480
	$ 416,702

Virginia Fund:

Accumulated net realized losses	$ (22,043)
Net unrealized appreciation on investments	1,060,324
	$1,038,281

National Fund:

Accumulated net realized gains	$ 55,085
Net unrealized appreciation on investments	1,065,435
	$1,120,520

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Funds to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal Income Taxes. As of September 30, 2004, capital loss carryovers available to offset future capital gains for federal income tax purposes and the years they expire are as follows:

Expiration Date	Missouri Fund
September 30, 2008	$62,778

Expiration Date	National Fund
September 30, 2008	$40,448

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fees and Other Transactions with Affiliates. The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee equal to 0.625% per annum of the average net assets of the Funds. The fees are accrued daily and are paid monthly.

3. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all other necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Trust's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost. Through six-months ended March 31, 2005, the services fee was as follows: 0.39% for the Arizona Fund; 0.39% for the Missouri Fund; 0.36% for the Virginia Fund and 0.40% for the National Fund. The amounts paid by each fund directly for Independent Service Providers fees for the six months was $2,991, $2,991, $4,487 and $4,487 for the Arizona, Missouri, Virginia and National Funds, respectively.

4. Fund Expenses.

Example: This Example is intended to help you understand your costs (in dollars) of investing in a Mosaic Tax-Free Trust fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 2 and 3 above for an explanation of the types of costs charged by the funds. This Example is based on an investment of $1,000 invested on October 1, 2004 and held for the six months ended March 31, 2005.

Actual Expenses
The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending

Notes to Financial Statements (continued)

account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Arizona Fund	-0.47%	$1,000.00	$995.26	1.11%	$5.53
Missouri Fund	-0.13%	$1,000.00	$998.74	1.08%	$5.40
Virginia Fund	-0.01%	$1,000.00	$999.89	1.01%	$5.08
National Fund	-0.75%	$1,000.00	$992.50	1.06%	$5.30

[1]For the six months ended March 31, 2005.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Hypothetical Example for Comparison Purposes

The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not any fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in a Mosaic Tax-Free Trust Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Mosaic Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Arizona Fund	5.00%	$1,000.00	$1,025.16	1.11%	$5.58
Missouri Fund	5.00%	$1,000.00	$1,025.16	1.08%	$5.45
Virginia Fund	5.00%	$1,000.00	$1,025.16	1.01%	$5.12
National Fund	5.00%	$1,000.00	$1,025.16	1.06%	$5.36

[1]For the six months ended March 31, 2005.
[2]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Notes to Financial Statements (continued)

5. Aggregate Cost and Unrealized Appreciation. The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are stated as follows as of March 31, 2005:

	Arizona Fund	Missouri Fund
Aggregate Cost	$5,492,803	$7,365,499
Gross unrealized appreciation	315,989	487,607
Gross unrealized depreciation	(11,808)	(8,127)
Net unrealized appreciation	$ 304,181	$ 479,480

	Virginia Fund	National Fund
Aggregate Cost	$25,879,375	$19,988,812
Gross unrealized appreciation	1,137,785	1,133,318
Gross unrealized depreciation	(77,461)	(67,883)
Net unrealized appreciation	$ 1,060,324	$ 1,065,435

6. Investment Transactions. Purchases and sales of securities (excluding short-term securities) for the six-months ended March 31, 2005, were as follows:

	Purchases	Sales
Arizona Fund	$ --	$ 249,801
Missouri Fund	--	--
Virginia Fund	1,286,759	1,610,600
National Fund	1,243,350	1,784,450

7. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

Arizona Fund	(unaudited) Period Ended March 31, 2005	Year Ended Sept. 30, 2004
In Dollars		
Shares sold	$ 98,047	$ 198,107
Shares issued in reinvestment of dividends	74,943	158,003
Total shares issued	172,990	356,110
Shares redeemed	(476,099)	(576,355)
Net decrease	$(303,109)	$(220,245)
In Shares		
Shares sold	9,121	18,175
Shares issued in reinvestment of dividends	6,966	14,578
Total shares issued	16,087	32,753
Shares redeemed	(44,053)	(53,050)
Net decrease	(27,966)	(20,297)

Missouri Fund	(unaudited) Period Ended March 31, 2005	Year Ended Sept. 30, 2004
In Dollars		
Shares sold	$ 436,392	$ 448,565
Shares issued in reinvestment of dividends	117,742	222,786
Total shares issued	554,134	671,351
Shares redeemed	(325,766)	(255,782)
Net increase	$ 228,368	$ 415,569
In Shares		
Shares sold	39,736	40,768
Shares issued in reinvestment of dividends	10,713	20,271
Total shares issued	50,449	61,039
Shares redeemed	(29,485)	(23,516)
Net increase	20,964	37,523

Notes to Financial Statements (continued)

Virginia Fund	(unaudited) Period Ended March 31, 2005	Year Ended Sept. 30, 2004
In Dollars		
Shares sold	$ 617,600	$1,323,802
Shares issued in reinvestment of dividends	588,716	1,195,785
Total shares issued	1,206,316	2,519,587
Shares redeemed	920,280	3,687,590
Net increase (decrease)	$ 286,036	$(1,168,003)
In Shares		
Shares sold	52,002	111,281
Shares issued in reinvestment of dividends	49,849	100,651
Total shares issued	101,851	211,932
Shares redeemed	77,550	310,466
Net increase (decrease)	24,301	(98,534)

National Fund	(unaudited) Period Ended March 31, 2005	Year Ended Sept. 30, 2004
In Dollars		
Shares sold	$ 791,523	$2,724,523
Shares issued in reinvestment of dividends	336,387	689,890
Total shares issued	1,127,910	3,414,413
Shares redeemed	(1,369,419)	(4,170,258)
Net decrease	$ (241,509)	$ (755,845)
In Shares		
Shares sold	70,064	239,790
Shares issued in reinvestment of dividends	29,887	61,082
Total shares issued	99,951	300,872
Shares redeemed	(121,000)	(367,015)
Net decrease	(21,049)	(66,143)

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Trust only invests in non-voting securities. Nevertheless, the Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. These policies are available to you upon request and free of charge by writing to Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Trust's proxy voting policies may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Trust files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Trust's Forms N-Q are available on the Commission's website. The Trust's Forms N-Q may be reviewed and copied at the Commission's

Notes to Financial Statements (concluded)

Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Trust are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call Mosaic at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

tax–free trust

The Mosaic Family of Mutual Funds

Mosaic Equity Trust
Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Fund
Mosaic Foresight Fund

Mosaic Income Trust
Mosaic Government Fund
Mosaic Intermediate Income Fund
Mosaic Institutional Bond Fund

Mosaic Tax-Free Trust
Mosaic Arizona Tax-Free Fund
Mosaic Missouri Tax-Free Fund
Mosaic Virginia Tax-Free Fund
Mosaic Tax-Free National Fund

Mosaic Government Money Market

For more complete information on any Mosaic fund, including charges and
expenses, request a prospectus by calling 1-800-368-3195. Read it carefully
before you invest or send money. This document does not constitute an offering
by the distributor in any jurisdiction in which such offering may not be lawfully
made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT	TELEPHONE NUMBERS
Mosaic Funds	**Shareholder Service**
c/o US Bancorp Fund Services, LLC	Toll-free nationwide: 888-670-3600
P.O. Box 701	
Milwaukee, WI 53201-0701	**Mosaic Tiles** (24 hour automated information)
	Toll-free nationwide: 800-336-3063



www.mosaicfunds.com

SEC File Number 811-3486